Exhibit 21.1

Aether Holdings, Inc.

List of Subsidiaries

Subsidiary	Place of Organization	Ownership
Sundial Capital Research, Inc.	Minnesota	Wholly-owned by Registrant
Alpha Edge Media, Inc.	Delaware	Wholly-owned by Registrant
Aether Grid Inc.	Delaware	Wholly-owned by Registrant
Aether Labs, Inc.	Delaware	Wholly-owned by Registrant